UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement:
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Amnisia Spirits Inc.

Legal status of issuer

> ***Form***
> C Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> January 1, 2022

Physical address of issuer
814 Ponce De Leon Blvd. Ste 210
Coral Gables, Florida 33134

Website of issuer
www.amnisiaspirits.com

Current number of employees
1

	Fiscal year-end (2022)	Prior fiscal year (2021)
Total Assets	$255,032.00	$510.00
Cash & Cash Equivalents	$255,032.00	$510.00
Accounts Receivable	$0	$0
Short-term Debt	$40,319.00	$11,558.00
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-158,433.00	$-6996.00

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/ Jakub K. Koziol
	(Signature)
	Jakub K. Koziol
	(Name)
	Chief Executive Officer and Director
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Jakub K. Koziol
	(Signature)
	Jakub K. Koziol
	(Name)
	Chief Executive Officer and Director
	(Title)
	May 3, 2023
	(Date)

EXHIBIT A
(EXHIBIT A TO FORM C-AR)
May 3, 2023

Amnisia Spirits Inc.

AMNISIA SPIRITS INC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Amnisia Spirits Inc., a Delaware corporation ("Amnisia", the "Company," "we," "us", or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.amnisiaspirits.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 3, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C- AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be

aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statements made in this Form C- AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Amnisia Spirits Inc. was formed on January 1, 2022 under the laws of the State of Delaware, and is headquartered in Coral Gables, Florida. Amnisia Spirits Inc. is a holding company for its three subsidiaries. The Company acquired its three wholly-owned subsidiaries that are registered in the state of Florida: Amnisia Spirits LLC formed in Florida on January 21, 2021; Amnisia Distribution LLC formed in Florida on April 3, 2017; and Amnisia Brand LLC formed in Florida on April 3, 2017. After Amnisia Spirits Inc. was formed, it purchased the entirety of each of the subsidiaries. Amnisia Spirits LLC and Amnisia Distribution LLC are the Company's operating subsidiaries. Amnisia Brand LLC is a holding subsidiary for the Company's intellectual property. Amnisia restated its certificate of incorporation on April 20, 2022 to designate new classes of common stock and increase its authorized shares to 35,000,000.

The Company is located at 814 Ponce De Leon Blvd, Ste 210, Coral Gables, FL 33134

The Company's website is www.amnisiaspirits.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The company is pre-revenue. If the Company is not able to raise capital to produce and market its product, it may not be successful. The Company also depends on single source service providers and may not be able to fund the services needed to go to market with the product. In addition, if the Company is unable to attract customers who are willing to purchase its product at a price point that would enable the Company to be profitable, it may not reach its financial and business goals.

We are a recently formed Company and have limited operating history on which to evaluate our performance. Amnisia Spirits Inc. was recently formed in January 2022 as a holding company for its three subsidiaries: Amnisia Brand LLC was formed on April 3, 2017 under the laws of Florida and is a holding company for Amnisia Spirit Inc.'s intellectual property; Amnisia Distribution LLC was formed April 3, 2017 under the laws of Florida and is an operating company; and Amnisia Spirits LLC was formed on January 21, 2021 under the laws of Florida. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to incur net losses until we can establish a consistent base of customers for the Company's product. There is no assurance that we will be profitable or generate sufficient revenues to support our operations.

Sales of the Company's product are highly competitive. It faces competition with respect to any Vodka products it seeks to develop, produce, distribute or sell in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in production, distribution and marketing services and thus may be better equipped than the Company to produce, distribute and sell Vodka products. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may produce and distribute products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its product will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products.

The Company's expenses will significantly increase as we seek to execute its current business model. The Company will be ramping up cash burn for marketing, personnel and operations to execute on its strategy to create brand awareness, build a nationwide distribution, obtain required licenses, market and distribute its product. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The financial statements include a "going concern" note. As shown in the accompanying financial statements, the Company has been in a development and pre-revenue stage and has relied on founders' funds to fund its operations since inception on January 1, 2022. As of December 31, 2022, the Company had retained losses of $214,713 and will likely incur additional losses prior to generating positive working capital. Those factors create a substantial doubt about the Company's ability to continue as a going concern. The Company's management has evaluated these conditions and has proposed a plan to improve their cash flows by raising additional financing from other strategic investors and the receipt of funds from revenue producing activities, if any. Additionally, the Company has entered into an agreement to receive up to $7,000,000 in capital and project financing but has not yet met the conditions of the financing arrangement to receive any of those funds as of the date these financials are issued. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by their inability to raise capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

We rely on other third parties to provide services essential to the success of our business. Third parties provide or will provide essential business functions for us, including bottling, distilling, warehousing, logistics, product account management, and compliance with federal and state regulations. Each function is serviced by a single provider. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, errors, or other problems with their work that will materially impact our operations. In the event we were to terminate our relationship with these third parties, for any reason, we would have to seek alternative options immediately. Our packaging and production could be interrupted and our business could suffer. If our efforts to contract with another supplier are unsuccessful, the Company may be unable to achieve or maintain profitability and may incur significant losses in the future. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future by offerings of securities, through borrowing from banks or other sources, factoring, inventory financing or other funding methods. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. Additionally, the Company has a financing agreement to receive up to $7,000,000 in capital and project financing, but has not yet met the conditions of the financing arrangement to receive any of those funds as of December 31, 2022. To meet the financing conditions and funds to be disbursed, the Company must provide a Standby Letter of Credit (SBLC) for the value of 25% of the total financing amount.

The Company depends on a small management team. The Company depends on the skill and experience of Jakub K. Koziol and his ability to build a skilled team. If the Company is not able to recruit people with the necessary skills, its operations and development could be harmed.

The Company depends on key personnel and may face challenges recruiting needed personnel. The Company's future success depends on the efforts of a small number of key personnel and industry veterans. The Company is current recruiting for key positions and, due to its limited financial resources and the specialized expertise required, may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Our management has discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

Our failure to obtain or maintain permits, licenses and registrations required for selling our product may affect our business. The Company has contracted with a third-party to ensure compliance with federal and state regulations related to importing, distributing and selling vodka products. If the third-party fails to perform its services or performs them in an unacceptable manner, the Company may experience delays, errors, or other problems that may materially impact its operations.

Product Liability Claims and Uninsured Risks. The sale of vodka products involves unavoidable risks. The sale of products which Amnisia produces, in whole or in part, may expose the Company to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, or others selling the products produced by Amnisia. Other risks include fire, earthquake, tsunami, theft, spoilage or other damage suffered by its facilities. Such risks could cause problems in production and delivery capabilities.

Amnisia intends to obtain insurance coverage designed for its business (including product liability, property damage, general liability, Directors and Officers liability, etc.) However, there can be no assurance that the Company will be able to obtain such insurance or, if obtained, that such insurance can be acquired in sufficient amounts to protect Amnisia against all liability or at a reasonable cost. The obligation to pay any liability claim in excess of whatever insurance Amnisia is able to acquire could have a material adverse effect on the business, financial condition and future prospects of the Company.

Political Risk, Economic Climate and Force Majeure. Amnisia is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the vodka industry. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war, terrorism, business regulation changes, and labour legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics/pandemics, demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

Escalation in Russia's aggression against the Ukraine may adversely impact supply, production and distribution of the Company's product. The Company plans to produce its vodka in Poland and distribute to the EU as well as the Americas. Escalation of aggression or war in Europe may disrupt production, research & development, supply and distribution of the Company's product.

Risks Related to Crowdfunding and the Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering from 2022, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it is related to the offering from 2022.

A majority of the Company is owned by the sole owner and director. Prior to the 2022 offering, the Company's CEO and sole director, via direct and indirect share ownership, beneficially owns approximately 95.8% of the Company. Subject to any fiduciary duties owed to other investors under Delaware law, the owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This person may have interests that are different from yours. For example, the owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There can be no assurance that we will ever provide liquidity to investors through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the Securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Class B Non-Voting Common Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

There is no guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C-AR and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

BUSINESS

Description of the Business

The inspiration behind the brand and the ultimate goal of Amnisia Spirits was to create truly ultra-premium products and make them accessible to everyone. We believe the vodka market is currently oversaturated with the same, primarily low-quality and boring products competing mainly on the level of pricing and marketing spend dollars. There has never been a greater need for a revolutionary brand to transform the modern quality standards, which is how the Amnisia brand came under development. Amnisia Vodka aims to disrupt the current vodka market and represent a new, genuine ultra-premium product that elevates the category around the world to another level.

Every step we've taken to build the Amnisia brand and develop our products comes from years of research and real market needs. Our goal is to change the customer experience and the entire product launch process, as well as the initial distribution, resulting in high accessibility in the very early stages. We know our ideal customers and what kind of products they desire. Our goal is to get our products into their hands and win them with our unique production process resulting in the best in class and highest quality products, with superior and ultra-luxury packaging.

After years of development, we believe we are ready to make Amnisia Vodka® a game-changer in the industry through our:
- Unique production process resulting in high quality products.
- Superior and ultra-luxury packaging distinct from all other competitors in the industry.
- Engaging and unique marketing strategy and approach that will build brand awareness across the country.
- Company-owned direct distribution team with a highly skilled and experienced management team with a visionary founder.

The Market

The Vodka market contains distilled alcoholic beverages based on grain and/or potatoes with an alcohol content of 40% vol. or more. Originating in Eastern Europe, Vodka is the most successfully sold spirit in the world today. From 2021 to 2025, the global vodka market is expected to grow by over 40 percent. The market was valued at $39 billion in 2021 and is expected to reach $58 billion by 2025.

The biggest market for vodka globally is in the US, and it's generating the most revenue. Vodka is the largest spirit category in the US, with retail dollar sales amounting to $26.58 billion in 2020. The high-End Premium and Super-Premium segments represent 37.1% of the total Vodka market in the US.

The US vodka market is expected to grow annually by 6.59% (CAGR 2022-2025) with the most significant growth most apparent at the Super-Premium end of the pricing spectrum, with value sales of higher-priced spirits up 6.9% and volume sales up 8.4% in the coming years. The primary market trend is the highest quality imported organic products; the market driver is innovations in packaging and marketing. A vital growth driver has been the continued popularity of flavored vodkas, as they now account for around 22% of all vodkas sold.

RTD Beverages "Ready to Drink" and E-commerce sales for RTD products is predicted to represent 10% of total alcohol e commerce value by 2024 – up from 2% in 2019. The US is the leading market driving RTD category growth, and ready-to-drink products will represent 20% of US alcohol e-commerce value by 2024, compared to 5% in 2019.

Highly profitable acquisition opportunities have resulted from industry majors focusing their marketing and distribution prowess on selling larger volumes of portfolio brands rather than harnessing resources to develop internally. This market environment has led to ongoing demand by these majors to acquire successful niche brands with scalable marketing strategies. Acquisition multiples range from 8x to 30x sales with acquisition candidacy triggered at the 30- 100k cases ($10 million) per annum in gross sales.

Rapid sales increase and both market driver and trends confirm our theory that there is no better time than now to launch AMNISIA™ – the first high-end Ultra Premium Vodka at a moderate price.

Our Products

Our vodkas are made in Poland in small batches and distilled at a family-owned distillery with almost half a century of experience and vodka-making traditions. The production of Amnisia™ Vodka is carefully regulated by the Polish Vodka Association.

The bold collection of Amnisia™ vodkas where each expression is splendidly defined. Our products are the original and genuine expression of Ultra-Premium Vodka, created from the highest quality, carefully selected Organic Polish Grains. Our unique 6/9 system – the most innovative technology six-times distillation, nine-time filtration, and oxygenation process ensure the best possible delicate flavor. Amnisia™ vodkas are best served neat or on the rocks but great in a Martini or as a base to any cocktail. Extremely clean, almost odorless, and probably the smoothest and best-tasting sipping vodka in the world.

The RTD "ready to drink" category has grown significantly in the US market. Canned cocktails remain one of the fastest-growing categories of alcoholic beverages, and it appears that the trend of explosive growth doesn't show any signs of slowing down. That's why we have developed a supporting line of products for our Vodkas that will be available to purchase online, in the supermarkets, and convince stores – The Amnisia™ Ultra-Premium Hard Seltzers and Amnisia™ Ultra-Premium Craft Cocktails. Our Ready to Drink products contain actual Amnisia™ Vodka and only natural ingredients. Our products are different from the competition because our beverages are not malt-based, like many competitors' products, which are closer to a beer than an actual cocktail.

Our Operations

Amnisia Spirits Inc. is the holding company for its three subsidiaries. Amnisia Brand LLC is a holding company for the Company's intellectual property, while Amnisia Spirits LLC and Amnisia Distribution LLC are the two operating companies. Currently in development stage, we are focused on securing relationships with customers and suppliers. Agreements are in place for distilling, bottle production, bottling, importing, compliance with federal and state regulations, distribution and account management. In addition, we are in the process of building out our management and sales teams.

Our distribution model is established on two principles that will uniquely shape the expansion of our brand. The first is to build our distribution teams in each of the six biggest states, starting with Florida, California and New York/New Jersey, then moving on to Texas, Illinois, Nevada. These teams will conduct points of sale openings direct distribution/merchandising and will support our distribution partners in the second stage of operations. The second is to build a nationwide brokerage and local distribution networks in the smaller states. In addition, we expect to sell directly to customers through our exclusive online retailer all across the United States.

Our Brand and Marketing

We believe marketing is the key to success. It's not just what we will do but how we will do it. Our marketing will stand out and will invoke responses and get consumers involved. We plan to separate ourselves from the competition and build strong consumer relations and brand awareness through the following channels:
- Standard advertising mediums; outdoor media, internet, social media, and radio
- Entertainment marketing; product placement in music videos, TV shows, and motion pictures
- Tastings – our product can sell itself; it only needs the chance to be sampled
- Points of Sale – Putting the brand right in front of the customers buying it
- Sponsorships and partnering in sports and cultural events
- Night Clubs and Restaurant partnerships with exclusive events and performance
- Public Relations; we will get the word out and create a buzz
- Special Promo tools and Amnisia™ branded merchandise line

Business Plan

With our foundation in place, our goal is now to accomplish these milestones on our road to growth and revenue over the next five years:
- Create brand awareness throughout the US, Europe and the rest of the world
- Build nationwide distribution
- Obtain all required licenses prior to launch
- Build our management team

- Have our product available in at least 30,000 points of retail sale by the end of our fourth year of operations.
- Reach combined sales of at least 250,000 9-liter cases by the end of our fourth year of operations

There is no guarantee we will achieve these milestones, and it will take funding from this offering, as well as future capital raising for us to be able to advance towards these milestones.

Intellectual Property

We have four US trademarks for Amnisia brand vodka and two trademarks registered in the European Union for Amnisia Vodka brand assigned to our subsidiary Amnisia Brands LLC, that is our holding company for our intellectual property. In addition, we have submitted a design patent application for our Amnisia Vodka bottle.

Trademark	Registration Number	Date Received
Amnisia Grand Voyage	US 88753089	July 7, 2020
Amnisia Vodka	EU 011519601 (word) and EU 011519618 (figurative)	July 26, 2013
Amnisia Vodka brand	US 6,522,812	October 19, 2021
Elixir of Blissful Oblivion	US 97234789	January 24, 2022
Ultra Premium Redefined	US 97234726	January 24, 2022
Patent	**Application Number**	**Date Submitted**
Spirit Bottle	29834425	April 12, 2022

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Jakub K. Koziol	CEO and Director – January 1, 2022 - present	CEO of Amnesia Spirits Inc. from January 1, 2022 to present. Manage the day-to-day operations of the Company. CEO and President of JKK Entertainment from January 2019- present. Manage the day- to-day operations of the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has the following authorized and outstanding Securities:

Type of security	Authorized	Issued and Outstanding	Voting rights
Class A Common Stock	29,645,000	21,155,000	Yes, 1 vote per share
Class B Non-Voting Common Stock	5,000,000	334,740	No
Class C Common Stock	355,000	155,000	Yes, 55 votes per share

Note: The company intends to institute an Incentive Equity Plan to be available for employees, suppliers and advisors.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage fully diluted ownership
Jakub K. Koziol via JKK Holdings LLC*	15,105,000 shares of Class A Common Stock	71.4%

Jakub K. Koziol	5,000,000 shares of Class A Common Stock 155,000 shares of Class C Common Stock	24.4%

* JKK Holdings LLC is owned by Jakub K. Koziol, CEO of Amnisia Spirits Inc. Mr. Koziol's total holdings comprise 95.8% of the outstanding shares of Common Stock.

FINANCIAL INFORMATION

Please see the financial information contained in this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Amnisia Spirits Inc. (the "Company") is a Delaware Corporation formed to produce, distribute and sell Vodka products. The Company has intellectual property in the form of its trademarks held by its subsidiary Amnisia Brands LLC and an application for a patent. The Company is pre-revenue. As of January 1, 2022, the Company had not commenced production, distribution nor generated revenue. The Company's activities since inception have consisted of formation activities, securing services and development of the product. Once the Company commences its planned principal operations, it will incur significant additional expenses related to production, marketing and distribution. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

The financial information presented below is consolidated among the Company and its wholly- owned subsidiaries, Amnisia Spirits LLC, Amnisia Distribution LLC, and Amnisia Brand LLC.

Liquidity and Capital Resources
At December 31, 2021, we had approximately $510 in cash on hand. As of December 31, 2022, we had $255,032 cash on hand.

The Company currently does not have any additional outside sources of capital other than the proceeds from the 2022 offering.

The Company is eligible for $7,000,000 financing on the condition that it issues the lender a Stand-By Letter Of Credit ("SBLC") in the amount of $1,750,000, which has not yet been issued. The terms of the financing are that the $7,000,000 will be provided to the Company in four installments that require repayment annually over 12 years at .95% interest based on disbursement date. Investors should note that the SBLC may require collateral including the Company's Securities.

Short-term and Long-term Debt
The Company has no outstanding debt as of the balance sheet date aside from revolving credit card accounts.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the discussion and presentation of the goals the Company intends to achieve, potential investors should consider whether achievement of these goals is realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking reaching these goals and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $42,425,500.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Target Offering Amount	Maximum Offering Amount	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$25,000.00	$5,000,000.00	6/21/2022	Reg.CF

Classes of Securities of the Company

Common Stock

The rights, preferences, powers, privileges and the restrictions, qualifications and limitations of the Class B Non-Voting Common Stock are identical with those of the Class A and Class C Voting Common Stock other than with respect to the voting rights.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights – Class A Voting Common Stock

Each holder of our Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Voting Rights – Class B Non-Voting Common Stock

Except as required under Delaware corporate law, holders of our Non-Voting Common Stock will only be entitled to vote on whether to amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) our Amended and Restated Certification or Bylaws where such action would adversely affect (disproportionally relatively to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

Voting Rights – Class C Common Stock

Each holder of our Voting Common Stock is entitled to fifty-five votes for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Right of First Refusal

If any shareholder intends to sell or transfer more than one hundred thousand (100,000) shares of Common Stock, such shareholder shall first offer the founder the option to purchase the offered shares at the price and in accordance to the same terms being offered to the third party. The founder shall have thirty (30) days to exercise this right of first refusal. If the founder elects to purchase less than all of the offered shares, the offering shareholder may sell any remaining shares to the third party.

Discussion of stockholders' agreement among current holders

On April 22, 2022, the shareholders agreed to certain terms of shareholders' rights including Restrictions on Transfers, Involuntary Transfers and founder's Right of First Refusal. The agreement can be terminated if owners of a majority of at least sixty percent (60%) of outstanding shares of the company vote to pass a new Shareholder Agreement superseding this document. The agreement can be amended or modified only by a written agreement signed by owners of a majority of at least sixty percent (60%) of outstanding shares of the company.

What it means to be a minority holder

As an investor in Class B Non-Voting Common Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December 2021, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred:
- to the Company,
- to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended,
- as part of an Offering registered with the SEC, or
- in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Jakub K. Koziol, CEO of Amnisia Spirits Inc., currently owns 100% of JKK Holdings LLC that holds 71.4% of Common Stock in Amnisia Spirits Inc. Together Jakub K. Koziol and JKK Holdings own approximately 95.8% shares of the Company's Common Stock.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

EXHIBIT B
Financials

AMNISIA SPIRITS INC.

(a Delaware corporation)

Consolidated Reviewed Financial Statements for the

calendar year periods ended 2022, 2021, and 2020

AMNISIA SPIRITS INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2022, 2021 and 2020

ASSETS		2022		2021		2020
Current Assets						
Cash and cash equivalents	$	255,032	$	510	$	-
Total current assets	$	255,032	$	510	$	-
Total Assets	$	255,032	$	510	$	-
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current Liabilities						
Credit cards payable	$	(40,319)	$	(11,558)	$	(13,755)
Total Current Liabilities	$	(40,319)	$	(11,558)	$	(13,755)
Total Liabilities	$ -		$	-	$	-
SHAREHOLDERS' EQUITY						
Common Stock	$	394,521	$	18,198	$	8,495
Retained deficit	$	214,713	$	(29,246)	$	(22,250)
Total Shareholders' Equity	$	255,032	$	510	$	-
Total Liabilities and Shareholders' Equity	$	214,713	$	(12,068)	$	(13,755)

AMNISIA SPIRITS INC.
CONSOLIDATED STATEMENT OF OPERATIONS
As of December 31, 2022, 2021 and 2020

Revenues, net	$ -	$ -	$ -
Less: cost of goods sold	-	-	-
Gross profit	-	-	-
Operating expenses			
Other general and administrative	158,443	6,996	-22,250
Total operating expenses	158,443	6,996	22,250
Net Operating Income (Loss)	(158,443)	(6,996)	(22,250)
Tax (provision) benefit	-	-	-
Net Income (Loss)	$ (158,443)	$ (6,996)	$ 22,250

AMNISIA SPIRITS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
As of December 31, 2022, 2021 and 2020

	Common Stock $	Retained Deficit	Total Shareholders' Equity
Balance as of January 1, 2020	$ -	$ -	$ -
Capital contribution	8,495		8,495
Net Income (Loss)		(22,250)	(22,250)
Balance as of December 31, 2020	$ 8,495	$ (22,250)	$ (13,755)
Capital contribution	9,703		9,703
Net Income (Loss)		(6,996)	(6,996)
Balance as of December 31, 2021	$ 18,198	$ (29,246)	$ (11,048)
Capital contribution	394,521		394,521
Net Income (Loss)		(158,443)	(158,443)
Balance as of December 31, 2022	$ 394,521	$ (187,689)	$ 255,032

AMNISIA SPIRITS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
As of December 31, 2022, 2021 and 2020

	2022	2021	2020
Operating Activities			
Net Income (Loss)	$ (158,443)	$ (6,996)	$ (22,250)
Adjustments to reconcile net income (loss) to net cash provided by operations:			
Changes in operating asset and liabilities:			
Increase (decrease) in credit cards payable	(51,877)	(2,197)	13,755
Net cash used in operating activities	(210,320)	(9,193)	(8,495)
Investing Activities			
None		-	-
Net cash used in investing activities		-	-
Financing Activities			
Proceeds from founders contributions	0	9,703	8,495
Net change in cash from financing activities	0	9,703	8,495
Net change in cash and cash equivalents	-	510	-
Cash and cash equivalents at beginning of period	$ 510.00	-	-
Cash and cash equivalents at end of period	$ 255,032	$ 510	$ -